Exhibit 12.1

Calculation of Ratio of Earnings to Fixed Charges

($ in '000s, except for ratios)	2016	2015	2014	2013	2012
Pre-tax (loss) income from continuing ops	(40,330)	(28,045)	3,792	25,279	2,194
(Loss) Income from equity investees	(5,992)	(6,956)	6,093	10,325	3,162
Pre-tax (loss) income from ops before adj for equity investees	(34,338)	(21,089)	(2,301)	14,954	(968)
Distributions from equity investees	30	209	8,207	8,713	1,942
Pre-tax (loss) income from ops incl distributions from equity investees	(34,308)	(20,880)	5,906	23,667	974
Fixed Charges
Interest (expensed and capitalized)	19,050	19,961	8,873	2,690	28
Amortization of debt issuance cost	2,576	1,469	576	126	2
Amortization of bond discount	53	41	32	—	—
Rental expense (1)	1,634	1,227	513	—	—
Preferred stock dividend	—	—	—	—	—
Total Fixed Charges	23,313	22,698	9,994	2,816	30
Pre-tax income (loss) from continuing ops incl distributions from equity investees plus fixed charges, less prefrerred stock dividend requirements of consolidated subsidiaires	(10,995)	1,818	15,900	26,483	1,004
Less depreciation of capitalized interest	(205)	(192)	—	—	—
Earnings	(11,200)	1,626	15,900	26,483	1,004
Ratio of earnings to fixed charges	(0.48)	0.07	1.59	9.40	33.47

(1)	Represents a reasonable approximation of the interest factor of the Company’s rental expense related to operating leases for the respective periods.